PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

09045959

6th April 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SEC
Mail Processing
Section
APR 17 2009
Washington, DC
122

SUPPL

Dear Sirs

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 6th April 2009.

"Oilexco - Publication of Prospectus"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dee 4/28

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Not for release, publication or distribution in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America

PREMIER OIL plc
("Premier")

Publication of Prospectus

6th April 2009

On 25 March 2009, Premier announced the proposed $505 million Acquisition of Oilexco North Sea Limited (in administration) together with a Rights Issue of New Ordinary Shares to raise approximately £171 million (approximately $252 million).

Premier announces that the Prospectus relating to the Acquisition and the Rights Issue has been published.

The Prospectus and a form of proxy in respect of the Extraordinary General Meeting to be held at 10.00 a.m. on 20 April 2009 (the "Form of Proxy") were posted to Premier shareholders on 3 April 2009. The Extraordinary General Meeting is being held to allow Premier Shareholders to vote on the resolutions required to approve and implement the Acquisition and the Rights Issue.

Copies of the Prospectus are available from Premier's website at www.premier-oil.com. In addition, the Prospectus is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Terms set out in Premier's announcement dated 25 March 2009 have the same meaning in this announcement.

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Deutsche Bank — **Tel: 020 7545 8000**
Alan Brown
Andrew Congleton
Martin Pengelley

Oriel — **Tel: 020 7710 7600**
David Arch
Natalie Fortescue

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov — **Tel: 020 7337 1513 / 07894 608 606**

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Oriel, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Oriel nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Barclays Capital, HSBC and Royal Bank of Canada Europe (which trades as RBC Capital Markets), which are authorised and regulated in the UK by the Financial Services Authority, are acting for Premier and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets by the Financial Services and Markets Act 2000, none of Deutsche Bank, Barclays Capital, HSBC, Oriel nor RBC Capital Markets accepts any responsibility whatsoever for the contents of this announcement, including its accuracy, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with Premier, the nil paid rights, the fully paid rights or the New Ordinary Shares or the Rights Issue. Each of Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any such statement.

This announcement is not for release, publication or distribution (directly or indirectly) in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America or any other jurisdiction in which the distribution or release would be unlawful (the 'Excluded Territories'). It does not constitute an offer of securities for sale any where in the world, including in or into the Excluded Territories.

This announcement does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of Premier or any other entity and should not be considered as a recommendation that any investor should subscribe for or purchase any such securities. Neither the issue of this announcement nor any part of its contents constitutes an offer to sell or invitation to purchase any securities of Premier or any other entity or any persons holding securities of Premier and no information set out in this announcement or referred to in other written or oral information is intended to form the basis of any contract of sale, investment decision or any decision to purchase any securities in it. An investment decision must be made solely on the basis of the Prospectus. Copies of the Prospectus will be available from the registered office of Premier. The Prospectus will include a description of risk factors relevant to Premier.

The securities described in this announcement, when and if offered, will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state or foreign securities laws and may not be offered or sold within the United Sates or to, or for the account or benefit of, US persons absent registration or applicable exemption from registration thereunder.

This announcement does not constitute an offer of nil paid rights, fully paid rights, Ordinary Shares or provisional allotment letters to any Shareholder with a registered address in, or who is resident in, the Excluded Territories. This announcement does not constitute an offer to sell or a solicitation of an offer to buy Ordinary Shares or to take up entitlements to nil paid rights in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement, the Prospectus and/or the provisional allotment letters and/or the transfer or offering of nil paid rights, the fully paid rights, and the New Ordinary Shares into jurisdictions other than that United Kingdom is or may be restricted by law. Persons into whose possession this announcement or any such document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The contents of this announcement must not be construed as legal, business, tax or investment advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser, tax adviser or independent financial adviser for legal, financial, tax or investment advice.

The price and value of securities can go up as well as down. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if you are not, from another appropriately authorised independent financial adviser.

Neither the content of Premier's website (or any other website) nor the content of any website accessible from hyperlinks on Premier's website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement contains or incorporates by reference 'forward-looking statements' regarding the belief or current expectations of Premier, its directors and other members of its senior management about Premier's businesses and the transactions described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Premier and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which Premier operates, and other factors affecting the level of Premier's business activities and the costs and availability of financing for Premier's activities.

Any forward-looking statement contained in this announcement based on past or current trends and/or activities of Premier should not be taken as a re-announcement that such trends or activities will continue in the future. No statement in this announcement is intended to be a profit forecast or to imply that the earnings of Premier for the current year or future years will necessarily match or exceed the historical or published earnings of Premier.

Each forward-looking statement speaks only as of the date of the particular statement. Premier expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Premier's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.